Exhibit 99.1

EGM REQUISITION

Toronto, Ontario – January 20, 2010 - NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF; Frankfurt: NMV) (“NWT”) announced today that, for the reasons set forth below, it will be taking immediate steps to requisition a General Meeting (“GM”) of shareholders of Niger Uranium Limited (“Niger Uranium”). NWT holds approximately 35% of the outstanding issued shares of Niger Uranium which carry a right to vote at shareholder meetings.

At the GM to be convened at NWT’s request, NWT proposes that Niger Uranium shareholders vote on a composite resolution for (i) the removal of Niger Uranium’s Executive Chairman, David de Jongh Weill, as a director and his replacement with Wayne Isaacs, and (ii) the authorization of the Niger Uranium board to take the necessary steps to seek the distribution by Kalahari Minerals Plc (AIM: KAH) (“Kalahari”) of not less than 90% of its shares in Extract Resources Limited (ASX/TSX/NSX: EXT) (“Extract”) to shareholders of Kalahari. NWT’s management would, if successful, recommend that substantially all of the EXTRACT shares be subsequently distributed to Niger Uranium shareholders by way of special dividend.

Niger Uranium currently holds approximately 13% of the outstanding shares of Kalahari and Kalahari currently indirectly holds approximately 41% of the outstanding shares of Extract. If the proposed distribution by Kalahari proceeds, Niger Uranium would receive approximately 11.7 million shares of Extract worth approximately $95.9 million Australian (approximately $88.5 million US$) based on the closing price of January 18, 2009.

Management of NWT believes that this proposed course of action is in the best interests of all Niger Uranium shareholders. In November 2009, Niger Uranium’s shareholders rejected a resolution to approve a special dividend of all of Niger Uranium’s shares of Kalahari. Notwithstanding this rejection, Mr. Weill continues to propose that Niger Uranium dispose of its interest in Kalahari, this time in tranches so as not to require shareholder approval. He has also indicated in his recent Chairman’s Statement that he intends to re-submit the special dividend proposal to shareholders at the forthcoming annual general meeting. This dividend would greatly reduce the chances of the more valuable dividend of Extract requested by NWT from becoming a reality. Also, Mr Weill has a conflict of interest in determining this, given his role as a Director of Kalahari.

NWT had agreed to withdraw its previous EGM requisition which was publicly announced on January 29, 2009 and appoint Mr. Weill to the board of Niger Uranium on the understanding and representation that he would serve as an independent director and act in the best interests of all Niger Uranium shareholders.

In addition to serving as a director of Niger Uranium, Mr. Weill is currently a director of Kalahari and Chairman of AfNat Resources Limited (the company resulting from the merger of Amber Petroleum Ltd and Lithic Metals and Energy Limited, which recently became a significant shareholder of Niger Uranium). As a result of his actions and various relationships, NWT believes that Mr. Weill has significant conflicts of interest.

Mr. Wayne Isaacs is a successful mining executive. He is currently the CEO of Delta Uranium Inc. (TSX:DUR), www.deltauranium.com and previously a founder and CEO of Forsys Metals Corp, until September, 2007.

For Further Information:

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978

nmirza@nwturanium.com www.nwturanium.com

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